Randolph S. Hudson

Post Office Box 202	Area Code 585
Wyoming, New York 14591	Telephone 495 6907

Telecopier (585) 486-1288

E-Mail RandolphSHudson@Rochester.rr.com

Advice of Delivery;

Delivered by U. S. Postal Service Certified Mail, Article No. 7099 3220 0008 2229 5376

June 14, 2005

Neal R. Bruckman President

FINANCIAL TECHNOLOGY RESEARCH CORPORATION

Suite 162

5485 West Flamingo Road

Las Vegas, Nevada 89103-3500

Subject: Rescission of Purchase of Common Stock in Mercosur Telephone & Telegraph Co., Inc. (Delaware) by Randolph S. Hudson

Dear Mr. Bruckman:

     On May 10, 2005, Financial Technology Research Corporation, a Colorado corporation ("Fintek"), and I entered into and executed that certain common stock purchase agreement (the "Stock Purchase Agreement"), a copy of which is attached hereto as Exhibit "1", and, by this reference, made a part hereof; together with my execution and delivery of that certain Stock Purchase Agreement, I executed a facsimile form of a temporary promissory note, of even date with the Stock Purchase Agreement, and a form of a pledge and security agreement, also of even date with the Stock Purchase Agreement.

     Due to Fintek's default under the terms of the Stock Purchase Agreement, I now desire to rescind the Stock Purchase Agreement and revoke the terms and conditions set forth therein and release my interest in the shares of stock (the "Mercosur Stock") in Mercosur Telephone & Telegraph Co., Inc., a Delaware corporation ("Mercosur"), that may have been transferred to me pursuant to the terms of the Stock Purchase Agreement. Moreover, as the result of my rescission of the Stock Purchase Agreement,

Neal R. Bruckman, Page 1 of 3 of June 14, 2005

I am voiding that certain promissory Note in principal the sum of $35,000 (the "Note") and I am voiding that certain pledge and security agreement, whereby, I hypothecated shares of Mercosur Stock (which I never received) to Fintek until that date that I was supposed to have satisfied the Note.

     Therefore, as the result of my rescission of the Stock Purchase Agreement, and by my action to void the Note and that certain pledge and security agreement, PLEASE TAKE NOTICE:

1.I hereby rescind and deem null and void the Stock Purchase Agreement, to become effective immediately, and state that all of the terms, conditions, covenants, and representations and warranties contained in said Stock Purchase Agreement will terminate immediately and will be deemed null and void and of no further effect whatsoever. I am rescinding the Stock Purchase Agreement because Fintek failed to deliver the certificate or certificates for its shares in Mercosur to me; said event was required to occur by the terms of the Stock Purchase Agreement.

2.I hereby rescind and deem null and void the Note, to become effective immediately, and that my obligation to Fintek, set forth in said Note, will terminate immediately and will be deemed null and void and of no further effect whatsoever.

3.As the result of my rescission of the Note, I hereby rescind and deem null and void that certain pledge and security agreement, to become effective immediately, and that the provisions of that certain pledge and security agreement will cease to operate, principally, as I never received a certificate or certificates for the Mercosur Stock from Fintek in order to properly pledge such shares to Fintek under the terms of that certain pledge and security agreement.

     By this notice, I hereby agree that any and all assets, tangible and intangible property, securities, or items of value that may have been assigned or transferred to me pursuant to the terms of the Stock Purchase Agreement, will be transferred and reconveyed to Fintek.

     I represent and warrant that there have been no debts or liabilities incurred by me in the name of, or which encumbered, the Mercosur corporate entity or franchise between the date of the Stock Purchase Agreement and the date hereof. I also represent and warrant that I have not sold and/or issued any shares of Mercosur capital stock, for valid consideration, or otherwise, between the date of the Stock Purchase Agreement and the date hereof. However, in the ordinary course of business,

Neal R. Bruckman, Page 2 of 3 of June 14, 2005

and for the purpose of complying with Federal law, in pursuance, then, of my plan to develop Mercosur (prior to learning of Fintek's default under the Stock Purchase Agreement), I obtained a Federal Employer Identification Number for Mercosur from the Internal Revenue Service (the "IRS"), and, I registered Mercosur with the United States Securities and Exchange Commission (the "SEC). I am enclosing the IRS and SEC documents herewith.

     Immediately prior to my delivery of this notice of rescission to Fintek, I tendered my written resignation, as the sole director and/or sole executive officer of Mercosur to the State of Delaware, which notice became effective at 12:01 a.m., Eastern Time, on this date. A copy of my resignation is annexed hereto as Exhibit "2" and is a part of this notice to Fintek.

     I shall defend my position in this matter and expect that Fintek and I will be responsible for our respective costs and expenses associated with the overall failed transaction between us, and, as the result of my notice to Fintek hereunder, I hope that we may cooperate and use our best efforts to take all necessary and requisite actions to consummate this rescission and in any other related matters, without further legal action.

     If you dispute my actions hereunder, please contact my attorney, Stephen D. Rogoff, at (585) 327-5600, or at such other address as his office may so instruct. Otherwise, I will consider this matter closed.

                                                             Cordially,

                                                             /s/ Randolph S. Hudson

cc: Stephen D. Rogoff, Esq. Notice of Enclosures:

Exhibit	1:	Stock Purchase	Agreement
Exhibit	2:	Resignation of	Randolph S.	Hudson

IRS and SEC Documents

Form of Blank Mercosur Stock Certificate

Postage Prepaid Envelope provided to Hudson by Bruckman

Neal R. Bruckman, Page 3 of 3 of June 14, 2005